Exhibit 12.1

Domino’s Pizza, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal years ended
(dollars in thousands)	January 2, 2011	January 1, 2012	December 30, 2012	December 29, 2013	December 28, 2014
Income before provision for income taxes	$138,945	$167,806	$181,187	$225,099	$258,623
Fixed charges	109,149	103,577	113,483	101,047	99,951

Earnings as defined	$248,094	$271,383	$294,670	$326,146	$358,574

Fixed charges (1):
Interest expense	$96,810	$91,635	$101,448	$88,872	$86,881
Portion of rental expense representative of interest	12,339	11,942	12,035	12,175	13,070

Total fixed charges	$109,149	$103,577	$113,483	$101,047	$99,951

Ratio of earnings to fixed charges	2.3x	2.6x	2.6x	3.2x	3.6x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K and include interest expense and our estimate of interest included in rental expense (one-third of rent expense under operating leases).